Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392
September 19, 2016

Via EDGAR
Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 033-201935, 811-2309
Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Mr. Rakestraw,
This letter responds on behalf of the Registrant to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me and Britney Schnathorst by telephone on August 22, 2016. The Registrant filed the Amendment with the Commission on July 7, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 15).
Comments to the Prospectus
Comment 1. In the Fund’s principal investment strategies, please disclose the market capitalization range of “small capitalization companies.” See Investment Company Act Release 24828 (January 17, 2001) at Note 43.
Response: The Registrant will make the requested revision.
Comment 2. Please include information from the Underlying Indices section in the Fund Summary to the extent such information is relevant to the Principal Investment Strategies, such as how components are included and excluded, how components are weighted, information about the rebalancing and reconstitution process, and the number (or range) of constituents in the Index.
Response: The Registrant will revise the Fund Summary to include information about how components are included and excluded, how components are weighted, and the rebalancing and reconstitution process. The Registrant will revise the Underlying Index section to include an expected range for the number of Index constituents.
Comment 3. The second sentence of the Principal Investment Strategies states “[t]he Index is designed to provide exposure to equity securities of U.S. small-capitalization companies that exhibit potential for returns in excess of their benchmarks (‘alpha’)…” Please explain in correspondence what this means, and consider clarifying the disclosure.
Response: The Registrant will revise the disclosure to delete references to “alpha” and mirror the language used in the Index description.

Mr. Trace Rakestraw, SEC
September 19, 2016

Comment 4. The second sentence of the Principal Investment Strategies states the Index “adjust[s] for liquidity and quality as determined by a quantitative model.” Please confirm in correspondence that such model is included in the Index methodology.
Response: Confirmed.
Comment 5. The Principal Investment Strategies state “[t]he Fund will not concentrate (invest more than 25% of its assets) its investments in a particular industry except to the extent the Index is so concentrated.” If the Fund is concentrated, please disclose.
Response: The Fund is not concentrated, and does not expect to concentrate, in any industry because the underlying Index is not concentrated or expected to be concentrated.
Comment 6. Please add disclosure to the Market Trading Risk to the effect that:

(A)
when spreads widen or premiums/discounts to net asset values are larger, shareholders may receive less than the underlying value of the Fund’s securities when they buy/sell on the secondary market; and

(B)	in periods of market stress, market makers/participants may step away from their respective roles, which could lead to variances between the market price and underlying value of the securities.
Response: The Registrant will add relevant disclosures to the Additional Information about Investment Strategies and Risks-Shares May Trade at Prices Different than NAV section.
Comment 7. Please confirm that redemption risk is a principal risk of the Fund (i.e., the Fund expects to be an underlying fund).
Response: Confirmed; however, the Registrant has revised the risk to pertain more narrowly to ETFs that serve as underlying funds.
Comment 8. Please use a broad-based index as the benchmark for the Fund.
Response: The Registrant respectfully submits that the Index is an appropriate broad-based index for the Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.
The SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including "the volatility, diversification of holdings, types of securities owned and objectives of the investment company." SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972). The SEC has also noted that Form N-1A "gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests." SEC Release No. IC-19382 (Apr. 6, 1993). In the case of this Fund, the Index is uniquely relevant to investors because the Fund's objective is to provide investment results that correspond to the Index.
Nonetheless, considering this comment in conjunction with a review of the explicit instructions in Form N-1A, the Registrant will evaluate including an additional broad-based index to future registration statements when disclosing historical performance.
Comment 9. Is investment in medium market capitalization companies a principal risk of the Fund? If so, please disclose in the Fund’s principal investment strategies.
Response: No; the Registrant will revise the disclosure to remove references to medium market capitalization companies.

Mr. Trace Rakestraw, SEC
September 19, 2016

Comment 10. In the Additional Information about Investment Strategies and Risks section, consider revising the Equity Securities paragraph to match this particular Fund’s strategies.
Response: The Registrant will revise the table in the Additional Information about Investment Strategies and Risks section to provide subparts to the Equity Securities row and designations for each.
Comment 11. The Additional Information about Investment Strategies and Risks - Equity Securities section states “[t]he market capitalization of companies in the Fund’s portfolio and their related indexes will change over time, and the Fund will not automatically sell a security just because it falls outside of the market capitalization range of its index(es).” Please revise this sentence to refer to only one index since this prospectus relates to one fund and index.
Response: The Registrant will make the requested revision.
Comment 12. Consider revising the disclosure quoted in the previous comment to reflect the Fund’s replication strategy.
Response: The Registrant will make the requested revision.
Comment 13. Please disclose in the Industry Concentration paragraph if this Fund is concentrated in any industry.
Response: The Registrant respectfully declines to revise the disclosure because the Fund is not concentrated, and does not expect to concentrate, in any industry because the underlying Index is not concentrated or expected to be concentrated.
Comment 14. Please confirm that index futures are not counted toward satisfying the 80% test for the Fund.
Response: Confirmed.
Comment 15. Please consider adding disclosure to the Portfolio Turnover row or section for new funds.
Response: The Registrant will make the requested revision.
Comment 16. The Shares May Trade at Prices Different than NAV section references foreign securities. If the Fund does not invest in foreign securities, please consider removing the disclosure.
Response: The Registrant will make the requested revision.
Comment 17. Please explain why Trading Issues are designated as “non-principal.”
Response: Trading Issues are designated as Non-Principal with a footnote indicating the topic applies to almost all funds. To clarify, the Registrant will revise the disclosure's presentation.
Comment 18. Please revise the dividend schedule discussion in the Tax Considerations section to make it consistent with the Dividends and Distributions section.
Response: The Registrant will make the requested revision.
Comment 19. In the Underlying Indices section, consider listing all types of securities eligible for the Index instead of a few such categories.
Response: The Registrant will revise the disclosure to include each of the categories listed in the Index methodology.
Comment 20. The Other Information section states that Nasdaq’s “only relationship” with PMC is in licensing the Index. Please revise the disclosure to reflect that Nasdaq is also the listing agent for the Fund.
Response: The Registrant will make the requested revision.

Mr. Trace Rakestraw, SEC
September 19, 2016

Comments to the SAI
Comment 21. The SAI, under Industry Concentration, states: “The Funds view their investments in privately issued mortgage-related securities, asset-backed securities or tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” Please revise the disclosure to reflect the Staff’s position that privately-issued mortgage-backed securities and asset-backed securities should not be excluded when determining industry concentration.
Response: The Registrant will make the requested revision to delete “privately issued mortgage-related securities” and “asset-backed securities” from the above-quoted sentence.
We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 515-235-9328 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,
/s/ Adam U. Shaikh
Adam U. Shaikh
Assistant Counsel, Registrant